SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ......   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1

Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: Ryanair Holdings Plc
2. Reason for the notification (please tick the appropriate box or boxes):

[ ] An acquisition or disposal of voting rights

[ ] An acquisition or disposal of financial instruments

[ ] An event changing the breakdown of voting rights

[X] Other (please specify)iii: Please note the reason for this notification is that, on 31 March 2025, Parvus Asset Management Europe Limited transferred its entire investment management activity to Parvus Asset Management Jersey Limited.

3. Details of person subject to the notification obligationiv :
Name: Parvus Asset Management Jersey Limited		City and country of registered office (if applicable): St Helier, Jersey
4. Full name of shareholder(s) (if different from 3.)v:

Parvus Asset Management Jersey Limited has been appointed as Investment Manager to a number of funds. Under the terms of the various investment management agreements, Parvus Asset Management Jersey Limited holds the power to vote any physical shareholdings held by these clients.

5. Date on which the threshold was crossed or reachedvi: 31 March 2025
6. Date on which issuer notified: 01 April 2025
7. Threshold(s) that is/are crossed or reached: Going above 9% of voting rights (by way of equity swaps).
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments(total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	0%	9.401%	9.401%	1,063,868,001
Position of previous notification (if applicable)

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix		% of voting rights
	Direct	Indirect	Direct	Indirect

SUBTOTAL A

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.		% of voting rights

		SUBTOTAL B.1

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Equity Swap	03/07/2025	NA	Cash	49,700,552	4.672%
Equity Swap	05/01/2026	NA	Cash	1,133,196	0.107%
Equity Swap	20/04/2026	NA	Cash	12,406,849	1.166%
Equity Swap	18/05/2026	NA	Cash	893,922	0.084%
Equity Swap	09/09/2026	NA	Cash	33,151,888	3.116%
Equity Swap	09/11/2026	NA	Cash	2,725,881	0.256%
			SUBTOTAL B.2	100,012,288	9.401%

10. Information in relation to the person subject to the notification obligation (please tick the applicable box):

[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

[x] Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Edoardo Mercadante	N/A	9.401%	9.401%
Parvus Jersey Holdings Limited	N/A	9.401%	9.401%
Parvus Asset Management Jersey Limited	N/A	9.401%	9.401%

11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date] N/A

12. Additional informationxvi:

Please note the reason for this notification is that, on 31 March 2025, Parvus Asset Management Europe Limited transferred its entire investment management activity to Parvus Asset Management Jersey Limited.

One of the funds under management, Parvus European Opportunities Master Fund, holds a position above 3%, consisting of 40,372,863 equity swaps representing 3.795% of the total voting rights.

Completed in Jersey on 1 April 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 01 April, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary